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                           December 8, 2020

       Fabian G. Deneault
       Chairman and Chief Executive Officer
       Digital Development Partners, Inc.
       3505 Yucca Drive, Suite 104
       Flower Mound, TX 75028

                                                        Re: Digital Development
Partners, Inc.
                                                            Post-qualification
Amendment 2 to Offering Statement on Form 1-A
                                                            Filed December 1,
2020
                                                            File No. 24-11215

       Dear Mr. Deneault:

              We have reviewed your amendment and have the following comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comment applies to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information that you provide in response to the comment, we may have additional comments.

       Post-qualification Amendment 2 to Offering Statement on Form 1-A filed December 1, 2020

       Part III - Exhibits, page 35

   1.                                                   File a
post-qualification amendment which includes an updated consent of your independent auditor.
See Item 17.11 of Part III of Form 1-A.
              We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements before qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                                                        Please contact Edward
M. Kelly, Senior Counsel, at (202) 551-3728 or Sherry Haywood,
 Fabian G. Deneault
Digital Development Partners, Inc.
December 8, 2020
Page 2

Senior Counsel, at (202) 551-3345 with any questions.



                                                        Sincerely,
FirstName LastNameFabian G. Deneault
                                                        Division of Corporation
Finance
Comapany NameDigital Development Partners, Inc.
                                                        Office of Manufacturing
December 8, 2020 Page 2
cc:       Eric J. Newlan, Esq.
FirstName LastName